Mail Stop 0408

June 3, 2005

Mr. Brian F. Lilly
Chief Financial Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148

Re: **FNB Financial Services, LP**
        Registration Statement on Form S-3
        Filed April 18, 2005
        File No. 333-124121
        Amendment No. 1 to Registration Statement on Form S-4
        Filed April 18, 2005
        File No. 333-122244

Dear Mr. Lilly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please consistently refer to "FNB Financial Services LP" as "FNB Financial Services LP" since there is another unrelated company with the name "FNB Financial Services Corporation" and a related company with the name "FNB Corporation." See Rule 421(b) (4).

2. In describing the various agreements and legal documents, such as Description of the Notes, please avoid legalistic or overly complex presentations copied directly from legal documents and replace them with clear and concise explanations of the provisions.

3. Many of the terms you use in the forepart of your prospectus are unique to this prospectus. For example, on page 1 you create these defined terms: "New Term Notes," "New Daily Notes," New Special Daily Notes" "New Notes," "New Indenture," and "Outstanding Daily Notes." By creating terms that exist only for use in this prospectus, you are forcing investors to learn a new vocabulary before they can understand your disclosure. Eliminate these defined terms from the forepart of your prospectus. Instead, explain the concepts generally here using concrete, everyday language. See Rule 421(d).

4. Throughout your prospectus, you are capitalizing terms that you are using for their common meanings. For example, on page 1 you capitalize "Trustee," "Exchange Offer," "Expiration Date," and "Letter of Transmittal." Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. See Rule 421 (b) (4).

5. On page 3 you used defined terms when the meaning should be clear from context. Please eliminate the definitions for FDIC, Regency Finance and Citizens Financial.

Forepart of Registration Statement

Calculation of Registration Fee Table

6. Please revise footnote 2 to comply with the requirements of Rule 457 by
    disclosing the following information:

    - the file number of the earlier registration statement from which the filing
      fee is offset;
    - the name of the registrant; and
    - the initial filing date of that earlier registration statement.

    In addition, disclose in footnote 3 the file number of the "Companion Form S-
    3."

Outside Front Cover Page of Prospectus

7. We note disclosure that the interest rates on the offered notes will vary from
    time to time and will be disclosed in a prospectus supplement. The initial
    interest rates may be omitted from the prospectus in your registration
    statement at effectiveness pursuant to Rule 430A. If you rely on Rule 430A,
    you would file your initial pricing supplement under Rule 424(b) (1) or (4)
    and subsequent pricing supplements under (b) (3). Alternatively, if the
    prospectus contained in your registration statement when it is declared
    effective contains a complete description of the notes, including all material
    terms of the registered notes, the interest rates or a specific description of the
    method by which you will set interest rates on each of the offered notes, you
    may thereafter change the rates by filing a pricing supplement under Rule
    424(b) (3).   Please advise us of how you intend to proceed and make all
    appropriate changes to your document.

8. The cover page must state one of the following: the interest rate of the
    securities, the formula or manner for determining the interest rate, or that the
    interest rate will be provided in a prospectus supplement.

9. Please advise us of the reasons for the uncertainty in the interest rates as
    expressed in this statement in the first paragraph: "the interest rate on any
    New Term Note is expected to be the same as the interest rate on any
    corresponding Outstanding Term Note exchanged during its term; however
    during the Exchange Offer, the New Term Notes are expected to renew at
    higher interest rates than the rates on corresponding Outstanding Term
    Notes." Also, reconcile this statement about higher renewal rates during the
    exchange offer with the statement in the last sentence of the penultimate

paragraph on page 3: "After the Exchange Offer, the interest rate on any New Note is expected for the foreseeable future to be higher than the interest rate on an Outstanding Note of the same maturity."

10. Please briefly describe the "customary conditions" to which you refer.

11. We note the disclosure on automatic renewal in the table on page ii. Summarize the requirements for communicating a desire not to automatically renew.

12. We note the disclosure in the main document on prompt exchange of tendered notes. Please provide summary disclosure on the cover page or otherwise in the forepart regarding the mechanics and timing of payment for tendered notes. See Item 4 of Form S-4.

13. We note the offering may be extended beyond the March 1, 2006 date and that notice of any extension will be given to your exchange agent. Please advise how notice will be given to noteholders and whether there is a final date for completion of the exchange offer. See Item 4 of Form S-4. We may have further comment.

Summary, page 1

14. Please provide "a brief description of the general nature of the business" conducted by both FNB Financial Services LP and FNB Corporation as required by Item 3 (b) of Form S-4.

15. Please disclose selected financial data as required by Item 3 (d) and (e) of Form S-4.

16. Please set forth, using bullet points, all of the material differences between the Outstanding Notes and the New Notes.

17. Please summarize the material conditions to the exchange offer.

18. Please delete your statement on page 2 that "no federal…regulatory requirements must be complied with."

19. Both here and in the main section on page 23, please revise the disclosure on the purpose of the exchange offer to expand and clarify. For example, state clearly how expenses will be minimized and expand the discussion on the tax savings issue. Also, clarify how the exchange of new notes for outstanding notes will align "the duties of persons with obligations under the New Notes more closely with the interests of New Noteholders."

Questions and Answers About the Notes and the Exchange Offer, page 3

20. Please revise your discussion of FNB Corporation to indicate that it is a holding company that operates through wholly owned subsidiaries.

21. Please revise your characterization of the Outstanding Notes as "substantially similar" to the New Term Notes and New Daily Notes.

22. Please revise your answer regarding the guarantee to disclose that FNB Corporation is a holding company whose assets are the shares of its subsidiaries and the dividends that the subsidiaries pay.

23. Please revise your answer regarding redemption to disclose the state in which the two entities maintain offices and clarify whether you limit redemption to a holder personally presenting the notes for redemption or whether you permit redemption by mail or other similar means.

Risk Factors – pages 4-9

24. Tell us why, as you state in the second risk factor, the renewal interest rates on the New Term Notes will be higher than those on the Outstanding Term Notes. Explain why the Outstanding Term Notes would not also automatically renew at higher interest rates.

Risks Specifically related to the Notes, page 5

25. In this heading and throughout the section, you use the defined term "Notes." Please clarify to which notes you refer.

26. We note the disclosure about F.N.B. Corporation's ability to pay on the notes. Because the new notes will be issued by FNB Financial Services, LP and guaranteed by F.N.B. Corporation, please address the risk that FNB Financial Services Limited Partnership may not be able to pay holders of New Notes because it has no independent operations or assets.

27. We note the disclosure on page 23, fifth full paragraph, regarding the Pennsylvania Corporate Loans Tax and the circumstances under which FNB believes it would apply to the new notes and noteholders. Please add appropriate risk factor disclosure. Also, advise us further of management's analysis regarding the efficacy of the exchange to avoid the Pennsylvania Corporate Loans Tax. Quantify and describe the risk that the Pennsylvania Corporate Loans Tax will apply to FNB and the new notes other than in the situation of a default. We note that both the Outstanding Notes and the New Notes ultimately benefit and are the obligations of F.N.B. Corporation.

FNB Financial Services LP and FNB Corporation, page 10

28. Please provide more detailed information regarding FNB Financial Services LP, on page 10, including, but not limited to, the following:
   - explain how you are a "wholly owned indirect subsidiary of FNB Corporation;"
   - describe your assets;
   - describe your sources of income;
   - explain how you will pay the interest and principal on the notes;
   - disclose the identity of your general partner and your limited partners; and
   - disclose that under the terms of the partnership agreement, the general partner cannot be held liable for the principal or interest on the New Notes.

Description of the Notes, page 16

29. Please disclose the material differences between the rights of holders of the
Outstanding Notes and the rights of holders of the New Notes. See Item 4 of Form
S-4.

Automatic Renewal of Term Notes, page 17

30. We note the statement that you will provide written notice of maturity and
automatic renewal at least 15 days prior to maturity. It appears that noteholders
will have very little time to review the notice and a current
prospectus/supplement, make an investment decision and provide the required
written notification of redemption. Unless the notice is mailed sooner, you should
clearly and prominently advise noteholders that they should not rely on receipt of
the notice before obtaining a current prospectus and making an investment
decision on whether to extend the term of their note. Provide appropriate risk
factor disclosure.

31. Clearly state all material terms of the requirement that you receive written
notification of the holders' intention to redeem at maturity, including the address
to which it must be sent and any information required in the notice.

32. Disclose that noteholders who provide a late notice of intent to redeem will pay an
interest rate penalty if they redeem prior to the end of the new extension period.
Provide appropriate risk factor disclosure.

33. Disclose whether or not you will have any procedure for noteholders to opt out of
automatic renewal or otherwise provide the required redemption notice at the time
of original purchase.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Blakely Moore at (202) 551-3463 or Paul Ellis Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448 with any other questions.

Sincerely,

Jessica Livingston
Attorney-Advisor

cc   Paul N. Edwards, Esquire
        McDonald Hopkins Co., LPA
        600 Superior Avenue, East
        Suite 2100
        Cleveland, Ohio 44114